SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                          ----------------------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO.1)*


                                Uniglobe.com Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                            Class B Single Vote Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                  904918 20 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

|_|      Rule 13d-1(b)
|_|      Rule 13d-1(c)
|X|      Rule 13d-1(d)

-----------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                             13G                      Page 2 of 6 Pages
904918 20 8

--------------------------------------------------------------------------------
1     Name Of Reporting Persons
      I.R.S. Identification Nos. Of Above Persons (entities only)

      Uniglobe Travel (International) Inc.
--------------------------------------------------------------------------------

2     Check The Appropriate Box If A Member Of A
        Group (See Instructions)                                     (a) |_|
                                                                     (b) |_|
--------------------------------------------------------------------------------

3     SEC Use Only
--------------------------------------------------------------------------------

4     Citizenship Or Place Of Organization

      Canada
--------------------------------------------------------------------------------
                5     Sole Voting Power
 Number of            0
                ----------------------------------------------------------------
  Shares        6     Shared Voting Power
Beneficially          9,554,554
                ----------------------------------------------------------------
 Owned By       7     Sole Dispositive Power
   Each               0
                ----------------------------------------------------------------
 Reporting      8     Shared Dispositive Power
Person With           9,554,554
--------------------------------------------------------------------------------

9     Aggregate Amount Beneficially Owned By Each Reporting Person

      9,554,554
--------------------------------------------------------------------------------

10    Check If The Aggregate Amount In Row (9) Excludes Certain Shares
        (See Instructions)

--------------------------------------------------------------------------------

11    Percent Of Class Represented By Amount In Row 9

      39.7%
--------------------------------------------------------------------------------

12    Type Of Reporting Person (See Instructions)

      CO
--------------------------------------------------------------------------------

CUSIP No.                             13G                      Page 3 of 6 Pages
904918 20 8

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1     Name Of Reporting Persons
      I.R.S. Identification Nos. Of Above Persons (entities only)

      U. Gary Charlwood
--------------------------------------------------------------------------------

2     Check The Appropriate Box If A Member Of A
        Group (See Instructions)                                     (a) |_|
                                                                     (b) |_|
--------------------------------------------------------------------------------

3     SEC Use Only
--------------------------------------------------------------------------------

4     Citizenship Or Place Of Organization

      Canadian
--------------------------------------------------------------------------------
                5     Sole Voting Power
 Number of            446,455
                ----------------------------------------------------------------
  Shares        6     Shared Voting Power
Beneficially          9,554,554
                ----------------------------------------------------------------
 Owned By       7     Sole Dispositive Power
   Each               446,455
                ----------------------------------------------------------------
 Reporting      8     Shared Dispositive Power
Person With           9,554,554
--------------------------------------------------------------------------------

9     Aggregate Amount Beneficially Owned By Each Reporting Person

      10,001,009
--------------------------------------------------------------------------------

10    Check If The Aggregate Amount In Row (9) Excludes Certain Shares
        (See Instructions)

--------------------------------------------------------------------------------

11    Percent Of Class Represented By Amount In Row 9

      42.4%
--------------------------------------------------------------------------------

12    Type Of Reporting Person (See Instructions)

      IN
--------------------------------------------------------------------------------

CUSIP No.                             13G                      Page 4 of 6 Pages
904918 20 8

--------------------------------------------------------------------------------


Item 1  (a).  Name of Issuer:
              Uniglobe.com, Inc.

Item 1  (b).  Address of Issuer's Principal Executive Offices:
              900 - 1199 West Pender Street, Vancouver,
              British Columbia, Canada, V6E 2R1

Item 2  (a).  Name of Person Filing:
              (x)   Uniglobe Travel (International) Inc.
              (y)   U. Gary Charlwood

Item 2  (b).  Address of Principal Business Office or, if None, Residence:

              (x)   900 - 1199 West Pender Street, Vancouver,
                    British Columbia, Canada, V6E 2R1
              (y)   900 - 1199 West Pender Street, Vancouver,
                    British Columbia, Canada, V6E 2R1

Item 2  (c).  Citizenship:
              (x)   Canada
              (y)   Canada

Item 2  (d).  Title of Class of Securities:
              Class B. Single Vote Stock

Item 2  (e).  CUSIP Number:
              904918 20 8

Item 3. If this  statement is filed pursuant to Rules  13d-1(b),  or 13d-2(b) or
        (c), check whether the person filing is a:

        Not applicable

Item 4. Ownership.

        (a) Amount beneficially owned:

           (x) Uniglobe Travel (International) Inc. ("UTI") owns 9,260,797 shares of Class A Multiple Vote Stock (100% of the outstanding shares of Class A Stock) and holds currently 293,757 shares of Class B Stock (2% of the outstanding shares of Class B Stock). Each share of Class A Stock has 10 votes. The Class A Stock is convertible at any time into Class B Stock on a one-for-one basis. UTI owns approximately 87% of the voting control of the Company.

           (y) U. Gary Charlwood directly holds 28,455 shares of Class B Single Vote Stock and beneficially holds options to purchase 338,000 shares of Class B Single Vote Stock of the Company.

                UTI owns 9,260,797 shares of Class A Multiple Vote Stock (100% of the outstanding shares of Class A Stock) and holds currently 293,757 shares of Class B Stock (2% of the outstanding shares of Class B Stock). Each share of Class A Stock has 10 votes. The Class A Stock is convertible at any time into Class B Stock on a one-for-one basis. UTI owns approximately 87% of the voting control of the Company. U. Gary Charlwood is the Chairman of UTI.

                Charlwood International Corporation holds 86% of the issued and outstanding shares of UTI. Charlwood Pacific Group Ltd. holds all of the issued and outstanding shares of Charlwood International Corporation. U. Gary Charlwood, the Chairman of the Company is the President and a director of Charlwood Pacific Group Ltd. and holds 70% of the issued and outstanding shares of Charlwood Pacific Group Ltd. Charlwood International Corporation also directly holds 80,000 shares of Class B Single Vote Stock of the Company.

CUSIP No.                             13G                      Page 5 of 6 Pages
904918 20 8

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        (b) Percent of class:
            (x) 39.7%
            (y) 42.4%

        (c) Number of shares as to which such person has:
            (i)  Sole power to vote or to direct the vote
                 (x) 0 shares
                 (y) 445,455 shares

            (ii) Shared power to vote or to direct the vote
                 (x) 9,554,544 shares
                 (y) 9,554,544 shares

            (iii) Sole power to dispose or to direct the disposition of
                 (x) 0 shares
                 (y) 445,455 shares

            (iv) Shared power to dispose or to direct the disposition of
                 (x) 9,554,544 shares
                 (y) 9,554,544 shares

Item 5.  Ownership of Five Percent or Less of a Class.
         Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Charlwood International Corporation holds 86% of the issued and outstanding shares of UTI. Charlwood Pacific Group Ltd. holds all of the issued and outstanding shares of Charlwood International Corporation. U. Gary Charlwood, the Chairman of the Company is the President and a director of Charlwood Pacific Group Ltd. and holds 70% of the issued and outstanding shares of Charlwood Pacific Group Ltd. Charlwood International Corporation also directly holds 80,000 shares of Class B Single Vote Stock of the Company.

Item 8.  Identification and Classification of Members of the Group.
         Not applicable

Item 9.  Notice of Dissolution of Group.
         Not applicable

Item 10. Certifications.
         Not applicable

CUSIP No.                             13G                      Page 6 of 6 Pages
904918 20 8

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       UNIGLOBE TRAVEL (INTERNATIONAL) INC.

                                       /s/ U. Gary Charlwood
                                       -----------------------------------------
                                       By:  U. Gary Charlwood
                                       Its: Chairman


                                       Date:  February 13, 2002


                                       /s/ U. Gary Charlwood
                                       -----------------------------------------
                                       U. Gary Charlwood


                                       Date:  February 13, 2002

                                   EXHIBIT A


                            Agreement of Joint Filing
                                Uniglobe.com Inc.
                            Class B Single Vote Stock


     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13G, and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 13th day of February, 2002.

                                       UNIGLOBE TRAVEL (INTERNATIONAL) INC.

                                       /s/ U. Gary Charlwood
                                       -----------------------------------------
                                       By:  U. Gary Charlwood
                                       Its: Chairman



                                       /s/ U. Gary Charlwood
                                       -----------------------------------------
                                       U. Gary Charlwood